Exhibit 99.1

3-305 Industrial Parkway South
Aurora, Ontario, Canada, L4G 6X7
Phone: (905) 841-2300
Fax: (905) 841-2244
Web: www.helixbiopharma.com
July 25, 2011
NEWS RELEASE

HELIX BIOPHARMA CORP. RECEIVES REGULATORY APPROVAL TO CONDUCT A EUROPEAN PHASE I/II CLINICAL STUDY OF ITS LUNG CANCER DRUG CANDIDATE L-DOS47

AURORA, Ontario, July 25, 2011 – Helix BioPharma Corp. (TSX, NYSE Amex, FSE: “HBP”), a developer of biopharmaceutical drug candidates for the prevention and treatment of cancer, today announced that it has received approval from the Central Register of Clinical Trials at the Polish Ministry of Health of its European clinical trial application (“CTA”) to perform the Company’s planned Phase I/II clinical safety, tolerability and preliminary efficacy study of its lung cancer drug candidate, L-DOS47.

L-DOS47 is Helix’s first drug candidate under development based upon the Company’s novel DOS47 technology, which is designed to modify the microenvironmental conditions of cancer cells in a manner that leads to their destruction. L-DOS47 is an immunoconjugate-based drug candidate intended to offer an innovative approach to the first-line treatment of inoperable, locally advanced, recurrent or metastatic, non-small cell lung cancer (“NSCLC”).

“Receiving approval to perform this study is a major milestone for Helix,” said John Docherty, President of Helix BioPharma Corp. “The planned Phase I/II clinical study will employ a sophisticated, multi-arm design, intended to allow Helix to study the safety and preliminary efficacy of L-DOS47, both as a stand-alone therapy and in various combination chemotherapy or radiation therapy regimens. Based on the local alkalizing properties of L-DOS47, we believe it may function synergistically with other cancer therapies that are known to be compromised by tumor acidity, and we look forward to beginning to assess this potential in eligible NSCLC patients now that we have approval to commence this important study.”

The Company will now proceed with its remaining pre-study logistical preparations, with a view to commencing clinical site initiation and patient recruitment activities in the fall of this year.

About the European Phase I/II Clinical Study

The Phase I/II clinical study is planned to be an open-label study to evaluate the safety, tolerability and preliminary efficacy of ascending doses of L-DOS47 as a monotherapy, or in combination with chemotherapy or radiotherapy, in patients with inoperable, locally advanced, recurrent or metastatic, non-squamous, stage III/IV NSCLC. The study will commence with a starting dose of 0.12 micrograms of L-DOS47 per kilogram of patient body weight.

The Company is planning to conduct the study at four Polish centers under the direction of Prof. Maciej Krzakowski, MD, PhD at The Maria Sklodowska-Curie Memorial Cancer Centre & Institute of Oncology as the overall coordinating investigator, together with three other principal investigators: Prof. Cezary Szczylik, MD, PhD at the Military Medical Institute, Prof. Elzbieta Wiatr, MD, PhD at the National Tuberculosis and Lung Diseases Research Institute and Dr. Aleksandra Szczensa, MD, PhD at the Mazovian Center of Pulmonary Diseases and Tuberculosis in Otwock.

There will be four study treatment arms: one monotherapy arm, two chemotherapy arms (L-DOS47 + vinorelbine and L-DOS47 + vinorelbine with cisplatin) and one combination radiotherapy arm. Each eligible patient will be enrolled into one of these treatment arms according to the treatment arm-specific inclusion criteria. Patients will receive multiple weekly doses of L-DOS47, administered as an intravenous infusion, with or without combination therapy. L-DOS47 will be administered weekly over 14 days, followed by 7 days' rest (one treatment cycle is 3 weeks). At each dose level, patients in the monotherapy arm will be treated first, followed at least 3 weeks later by patients in the chemotherapy and radiotherapy arms. Thus, the monotherapy cohort will remain one dosage increment ahead of the chemotherapy and radiotherapy cohorts. Once the maximum tolerated dose (“MTD”) of L-DOS47 has been determined in Phase I, an estimated 20 patients will be enrolled into each therapy arm to evaluate the preliminary efficacy of L-DOS47.

The total number of patients to be enrolled in the study will ultimately depend on how many ascending dose levels are required to reach MTD; however, based on its pre-clinical work, the Company currently anticipates that the study will enroll an estimated 280 patients. Study patients will be male or female, at least 18 years of age, with histologically confirmed non-small cell lung cancer. Patients will have an Eastern Cooperative Oncology Group (“ECOG”) performance status of 0 – 2 at the screening visit for this study, and will have at least one site of measurable disease per the Response Evaluation Criteria In Solid Tumors (“RECIST”) v1.1.

Efficacy evaluation of L-DOS47 will be based upon response rate using the RECIST version 1.1 criteria, disease progression and survival. Monitoring will include radiologic evaluations every second treatment cycle. For all patients (Phase I and II), treatment with L-DOS47 will continue until the patient experiences disease progression or unacceptable toxicity, the patient withdraws consent, or the patient has completed four treatment cycles and does not wish to continue with additional cycles, whichever occurs first. After four treatment cycles, at the discretion of the investigator and in consultation with the medical monitor, patients who experience clinical benefit may be eligible to continue L-DOS47 for as long as the treatment is well tolerated and the clinical benefit is sustained.

European Phase I/II Clinical Study and U.S. Phase I Clinical Study

Helix plans to prioritize its current capital resources to at least initiate both its European clinical study and its FDA-approved Phase I U.S. clinical study previously announced, even though it will require additional capital in order to see both studies through to completion. Raising sufficient capital is not assured. The Company has gathered the required third-party service provider costing proposals to execute its planned Polish Phase I/II study, and it has committed the funds necessary to initiate this study. The Company is still in the process of gathering the required third-party service provider costing proposals to execute its planned U.S. Phase I study and it has not yet committed the funds necessary to initiate the U.S. study.

Based upon its discussions with the third-party service providers required to execute both studies, the Company has estimated that its planned U.S. Phase I and Polish Phase I/II studies will have durations of not less than 30 and 36 months after commencement of patient enrolment, respectively, followed by analysis and reporting of the study results in each case. Both studies will be of open-label design, allowing for periodic status updates through the course of the studies. These estimates are based on a number of assumptions, including without limitation, that the Company will obtain the requisite financing to complete the studies in a timely manner, and the studies will be completed in accordance with current schedules. Such schedules are in turn based upon certain estimates, including patient availability, recruitment rate, and the number of patients required to reach MTD. There can be no assurance that any of these assumptions or estimates will be realized, or that other risks and uncertainties will not occur, and the actual duration of the studies could differ materially from these estimates.

About L-DOS47

L-DOS47 is the Company’s first drug candidate under development based upon its DOS47 technology. L-DOS47 is a therapeutic immunoconjugate which combines Helix’s DOS47 technology with a highly specialized camelid-derived single domain antibody designed to identify a unique CEACAM6 antigenic site predominantly associated with NSCLC cells. As previously announced, the National Research Council of Canada has granted Helix the right to use this antibody in combination with Helix’s DOS47 technology under a worldwide exclusive license agreement. L-DOS47 is designed to function by leveraging a natural process in the body called the urea cycle to produce an anti-cancer effect. It is based upon a naturally occurring enzyme called urease that essentially reverses the urea cycle by breaking down urea into metabolites that include ammonia and hydroxyl ions. By breaking down urea at the site of cancerous tissues in the body, the Company believes that L-DOS47 will modify the micro-environmental conditions of cancer cells in a manner that leads to their death. Among these theorized effects, Helix believes that L-DOS47 will stimulate an increase in the pH of the microenvironment surrounding the cancerous cells, effectively reversing the acidic extra-cellular conditions that are known to be necessary for cancer cell survival. Helix also believes that the local production of ammonia at the site of cancerous tissues will readily diffuse into the cancer cells to exert a potent cytotoxic effect by interfering with their critical metabolic functions.

About Helix BioPharma Corp.

Helix BioPharma Corp. is a biopharmaceutical company focused on cancer therapy. The Company is actively developing innovative products for the prevention and treatment of cancer based on its proprietary technologies. Helix’s product development initiatives include its Topical Interferon Alpha-2b and its novel L-DOS47 new drug candidate. Helix is listed on the TSX, NYSE Amex and FSE under the symbol “HBP”. For more information, please visit www.helixbiopharma.com.

Investor Relations:
John F. Heerdink, Jr.
Vista Partners LLC
Tel: (877) 215-4813
Email: ir@helixbiopharma.com

Forward-Looking Statements and Risks and Uncertainties

This News Release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”), within the meaning of applicable securities laws, regarding the Company’s plans for the development of L-DOS47; L-DOS47 as an innovative first-line cancer treatment for NSCLC; the Company’s plans to commence human clinical testing in Europe of the drug candidate; its planned U.S. Phase I study, including time frames; its planned Polish Phase I/II study, including study methodology, estimates regarding the number of patients, time frames, and remaining pre-study logistics; its need for study costs estimates; its priorities for capital resources; its need for additional capital; and other information in future periods. Although Helix believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions which have been applied in making forward-looking statements, include, but are not limited to, assumptions regarding the safety and efficacy of Helix’s drug candidates; the timely receipt of necessary regulatory approvals and appropriate financing; timely performance by third parties; and that the Company’s drug candidates will ultimately be successfully developed and commercialized. Important risk factors that could cause actual results to differ materially from these forward-looking statements include, without limitation, that the Company’s assumptions may prove to be incorrect; the Company’s continuing need for additional capital and for substantial funding beyond its current resources, which are not assured; insufficient or delayed patient enrolment for any of the planned studies; uncertainty over the expected duration of the planned clinical trials; uncertainty whether the Company’s planned clinical trials referred to in this news release will be conducted or achieve expected results, or in the case of the Polish study, commence within the anticipated time frame; the need for further regulatory approvals, including marketing authorizations, which are not assured; the Company’s dependence on performance by its third party providers of intellectual property, services and supplies, including without limitation, the license agreement with the National Research Council of Canada, clinical trial services and supplies of drug product; the potential need for further clinical trials beyond those mentioned in this news release which may not occur as planned or achieve expected results; product liability and insurance risks; risks and uncertainties related to research and development, including clinical trial and manufacturing risks; intellectual property risks; uncertainties related to economic conditions; uncertainty whether L-DOS47 or Topical Interferon Alpha-2b will be successfully developed and commercialized; exchange rate risk; and the risk of changes in business strategy or development plans. Investors should consult the Company's quarterly and annual filings, including its latest Form 20-F, with the Canadian and U.S. securities commissions at www.sedar.com and at www.sec.gov for additional information on these and other risks and uncertainties which may affect the Company. Investors are cautioned against placing undue reliance on forward-looking statements. Forward-looking statements are based on the beliefs, assumptions, opinions and expectations of Helix’s management at the time they are made, and Helix does not assume any obligation to update any forward-looking statement should those beliefs, assumptions, opinions or expectations change, except as required by securities law.

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